EXHIBIT 99.1

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                               KELLY SERVICES


Dear Share Owners:

         We are pleased to offer our shareowners the opportunity to invest in Kelly Services Class A Common Stock more economically and conveniently than ever before through our Dividend Reinvestment and Stock Purchase Plan ("Plan"). A copy of the Plan prospectus is enclosed for your review along with the Authorization Form. Some of the highlights of the Plan are as follows:

o You may purchase additional shares of Class A Common Stock by automatically reinvesting all or a portion of your cash dividends.

o You may also purchase shares of Class A Common Stock by making optional cash payments of $50.00 to $100,000.00 per year.

o You may sign up to make automatic optional cash payments which would be deducted directly from your bank account.

o You may deposit your Class A Common Stock certificates for safekeeping with the Plan Administrator.

         If after reading the enclosed prospectus you would like to enroll, please complete the Authorization Form as indicated and return it in the enclosed envelope to the Plan Administrator, EquiServe, L.P.

         If you have any questions regarding the Plan, please contact EquiServe at 1-800-829-8259 or Kelly Services' investor relations department at (248) 362-4444. We hope that you take advantage of some of the new features offered in this Plan and thank you for your continued support of Kelly Services, Inc.

                                               Sincerely,


                                               Terence E. Adderley
                                               Chairman, President and Chief
                                               Executive Officer